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                                                                    SUB-ITEM 77M

                                     MERGERS

                       INVESCO VAN KAMPEN SENIOR LOAN FUND

        INVESCO PRIME INCOME TRUST TO INVESCO VAN KAMPEN SENIOR LOAN FUND

     On June 14, 2011, the Board of Trustees of Invesco Prime Income Trust approved an Agreement and Plan of Reorganization (the "Agreement"). On June 23, 2011, the Board of Trustees of Invesco Van Kampen Senior Loan Fund approved an Agreement and Plan of Reorganization (the "Agreement"). On October 19, 2011, at a Special Meeting for shareholders of Invesco Prime Income Trust (the "Target Fund"), shareholders approved the Agreement that provided for the combination of the Target Fund with Invesco Van Kampen Senior Loan Fund (the "Acquiring Fund"), (the "Reorganization"). Pursuant to the Agreement, on December 19, 2011, all of the assets of the Target Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Target Fund in exchange for Class 1B Shares of the Acquiring Fund; the distribution of Class 1B Shares of the Acquiring Fund to shareholders of the Target Fund; and the liquidation and termination of the Target Fund. The total value of the Acquiring Fund Class 1B Shares that Target Fund shareholders received in the Reorganization was the same as the total value of the shares of the Target Fund that shareholders held immediately prior to the Reorganization. No initial sales charges or early withdrawal charge were imposed in connection with the Reorganization.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(g).